Contact

www.linkedin.com/in/johnitokazu
(LinkedIn)

Top Skills

Banking
Business Process Improvement
Management

John Itokazu

SVP of Technology, Operations, and Customer Experience at Progrexion
Salt Lake City Metropolitan Area

Summary

Chief Information Officer, Chief Operations Officer, Chief Administrative Office
I am a highly skilled senior executive with over 15 years of successful experience in the areas of technology, operations, project management, business integration, risk management, information & cyber security, business process improvement, and people development in a highly regulated and evolving financial services industry.

I am known for building strong and effective team oriented organizations that deliver high quality products and services while managing cost and risk. I am an initiator of positive and sustainable change to accomplish goals and objectives in new and established organizations. I am a strong communicator with the ability to handle a broad set of responsibilities over a wide span of control. I have been referred to as a dynamic and thoughtful strategic leader with strong interpersonal and relationship building skills who balances an analytical approach with creative thinking to get results.

Experience

Progrexion
4 years 6 months

SVP of Technology, Operations, and Customer Experience
October 2021 - Present (8 months)
Salt Lake City, Utah, United States

Chief Information Officer
December 2017 - October 2021 (3 years 11 months)
Greater Salt Lake City Area

Chief Information Officer for Progrexion, an H.I.G.portfolio company.

DoubleCheck Solutions

Advisory Board Member
December 2016 - Present (5 years 6 months)
Los Angeles, CA

OpusMark
Managing Director, Consultant, Advisor
June 2016 - December 2017 (1 year 7 months)
Greater Salt Lake City Area

Strategy consulting and advisory services in the areas of bank operations, technology, risk management, information security, payments, project management, business process improvement, integration, and people development.

MUFG in the Americas
Co-Chief Information & Operations Officer
July 2013 - May 2016 (2 years 11 months)

Led MUFG’s Integrated Services for the Americas Division, which encompassed the Technology, Operations, Information/Cyber Security, Risk Management, Project Management Office, and Business Transformation teams. A team of over 3,000 members located throughout the United States supplemented with over 1,500 domestic and offshore contractors.

MUFG Union Bank, N.A. (previously Union Bank)
Chief Information & Operations Officer, Senior EVP
July 2011 - June 2013 (2 years)
Greater Los Angeles Area

Led the Technology, Operations, Call Center, Information Security, Project Management Office, and Process Improvement organization. A team of over 2,400 members located throughout the United States supplemented with 1,000 domestic and offshore contractors.

Zions Bancorporation
14 years 4 months

Chief Information & Operations Officer, Executive Vice President
May 2007 - August 2011 (4 years 4 months)
Greater Salt Lake City Area

Led the Technology and Operations Division consisting of Bank Operations, Bankcard Products & Services, Business Process Improvement, Business Continuity & Disaster Recovery, Call Center, Contract/Vendor Management, Fraud Management, Information Security, Procurement, Project Management Office, Security, Information Systems & Technology, Treasury Operations, and

Quality Assurance. A team of over 1,700 members located throughout the west and southwest.

Executive Vice President, Director of Treasury Management Services
September 2005 - May 2007 (1 year 9 months)

Led the operations and technology team responsible for working with Corporate Treasury Management to deliver treasury products and services.

Executive Vice President, Director of Deposit Operations
May 1997 - July 2006 (9 years 3 months)

Led the company’s various bank operations functions.

NetDeposit
Board Member
May 2007 - September 2010 (3 years 5 months)

Zions Bank
Senior Vice President of Retail Operations
1991 - 1997 (6 years)

Led the branch operations function.

American Express
Operations Manager, IDS Deposit Corp
1989 - 1991 (2 years)

Led the company’s operations and customer service functions.

Zions Bank
Various Positions
1977 - 1989 (12 years)

Education

University of Phoenix
Bachelor of Science, Business Administration · (1989 - 1992)